Exhibit 99.1

IAMGOLD files final base shelf prospectus for renewal of existing facility

TSX: IMG    NYSE: IAG

TORONTO, Jan. 15, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced it has obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 22, 2013.  Both documents have been filed with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to US$1 billion during the next 25 months in Canada, except for Quebec, and the United States. The net proceeds from any such offerings may be used by the Company to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The Company filed this final base shelf prospectus to maintain financial flexibility but has no immediate intentions to undertake an offering.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations
Tel: (416) 933-4738  Mobile (647) 280-0519

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 12:16e 15-JAN-14